Exhibit 99.1

Suite 615- 800 W. Pender St. Vancouver, British Columbia, V6C 2V6	Phone: 604-687 -2038 Fax: 604-687- 3141 TSX-V: NPH OTCQB: NUVPF

Vanc Pharmaceuticals Launches First OTC Product in British Columbia

December 7, 2015 – Vanc Pharmaceuticals Inc. (“Vanc” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (OTC) markets, is pleased to announce that it has commercialized its first OTC products in British Columbia: Cortivera TM and Cortivera Plus TM (Natural Product Number (NPN): 80037898 and) for a wide range of minor skin irritations, allergic reactions and eczema.

Both products are formulated with aloe vera and Cortivera TM contains 0.5% hydrocortisone and Cortivera Plus TM contains 1% hydrocortisone.  Both are available in cream and ointment form in order to meet the specific needs of patients.  The combination of aloe vera and hydrocortisone offers therapeutic benefits for skin irritations such as minor burns, allergic itch, insect bite itch, sun burn itch, eczema in addition to acting as an anti-inflammatory.

“We are excited to have launched the first product from our OTC portfolio and are confident in its ability to compete with the leading products in the category,” said Arun Nayyar, CEO of Vanc.  “In addition to our generic drug business which is seeing sales ramp up we have received positive feedback from pharmacy customers on Cortivera TM  and Cortivera Plus TM.”

On behalf of:

Vanc Pharmaceuticals Inc.

Arun Nayyar CEO

anayyar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forwardlooking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forwardlooking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.